July 6, 2011

VIA FACSIMILE AND VIA EDGAR

Joseph McCann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MicroVision, Inc. — Request for Acceleration of Effectiveness of

Registration Statement on Form S-1 (File No. 333-174103)

Dear Mr. McCann:

In connection with the above-referenced filing, MicroVision, Inc. (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-174103) as amended by Amendment No. 1 to Form S-1 dated June 15, 2011 (the “Registration Statement”) be declared effective by 4:30 P.M. Eastern Standard Time on July 8, 2011 or as soon as possible thereafter.

The Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Please call Alyssa Minsky of Ropes & Gray LLP at (617) 951-7232 when the Registration Statement is declared effective or if you have any questions. Thank you for your assistance.

Very truly yours,

MICROVISION, INC.

By:	/s/ Thomas M. Walker
Name: Thomas M. Walker
Title: Vice President, General Counsel

MicroVision, Inc.	6222 185th Avenue NE Redmond, WA 98052, USA	Tel (425) 415-6847 Fax (425) 882-6600	microvision.com